UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

LITFUNDING CORP.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

536782-10-5

(CUSIP Number)

Gary A. Rasmussen

14545 Friar St., Suite 103

Van Nuys, CA 91411

(818) 804-5153

(Name, Address and Telephone Number of Person Authorized to

Received Notices and Communications)

March 3, 2006

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒ Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 536782-10-5	SCHEDULE 13G	Page 2 of 5

1	NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Gary A. Rasmussen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☐

(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION	USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER	1,500,000(1)
	(6)	SHARED VOTING POWER	0
	(7)	SOLE DISPOSITIVE POWER	1,500,000(1)
	(8)	SHARED DISPOSITIVE POWER	0
(1)	Includes 850,000 shares in the name of Rochester Capital Partners LP in which Mr. Rasmussen is General Partner.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PARTY

1,500,000 - Common Stock

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

7% - Common Stock

12	TYPE OF REPORTING PERSON*

(IN) INDIVDUAL

CUSIP No. 536782-10-5	SCHEDULE 13G	Page 3 of 5

ITEM 1.

(a)	Name of Issuer:

LitFunding

(b)	Address of Issuer’s Principal Executive Offices:

3700 Pecos McLeod Drive, Suite 100, Las Vegas, Nevada 89121

ITEM 2.

(a)	Names of Persons Filing:

Gary A. Rasmussen

(b)	Address or Principal Business Office or, if none, Residence:

Each of the reporting persons and entities has a business address of:

14545 Friar St., Suite 103, Van Nuys, California 91411

(c)	Citizenship:

Shown in Item 2 (a) above.

(d)	Title of Class of Securities:

Common Stock, $0.001 par value

(e)	CUSIP No.:

536782-10-5

ITEM 3.

NOT APPLICABLE

ITEM 4. OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Gary A. Rasmussen

a.	Amount Beneficially Owned: 1,500,000 – Common Stock

CUSIP No. 536782-10-5	SCHEDULE 13G	Page 4 of 5

b.	Percent of class: 7% - Common Stock
c.	Number of shares as to which such person has:

i Sole power to vote or to direct the vote:	1,500,000(1)
ii Shared power to vote or to direct the vote:	0
iii Sole power to dispose or to direct the disposition of:	1,500,000(1)
iv Shared power to dispose or to direct the disposition of:	0
(1)	Includes 850,000 shares in the name of Rochester Capital Partners LP in which Mr. Rasmussen is General Partner.

ITEM 5. Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐

ITEM 6.	Ownership of More than 5 Percent on Behalf of Another Person

NOT APPLICABLE

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

NOT APPLICABLE

ITEM 8.	Identification and Classification of Members of the Group

NOT APPLICABLE

ITEM 9.	Notice of Dissolution of Group

NOT APPLICABLE

ITEM 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 536782-10-5	SCHEDULE 13G	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	April 28, 2006	Gary A. Rasmussen

By: /s/ Gary A. Rasmussen
Gary A. Rasmussen